FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2017

UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ T E LOVELLBy T E LOVELLSECRETARY
Date: 4 May 2017

EXHIBIT INDEX

EXHIBIT NUMBER
EXHIBIT DESCRIPTION
99
                 Notice to London Stock Exchange

Exhibit 99

This Report on Form 6-K contains the following:

Exhibit 1:Stock Exchange announcement dated 13 April 2017 entitled ‘Director/PDMR shareholding’
Exhibit 2:Stock Exchange announcement dated 25 April 2017 entitled ‘Director/PDMR shareholding’
Exhibit 3:Stock Exchange announcement dated 26 April 2017 entitled ‘Changes to membership of Board Committees’
Exhibit 4:Stock Exchange announcement dated 28 April 2017 entitled ‘Director/PDMR shareholding’

Exhibit 1:

 Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Graeme Pitkethly
2	Reason for the notification
a)	Position/status	Chief Financial Officer (Director)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	Purchase of shares under the Unilever PLC Share Incentive Plan.
c)	Currency	GBP – British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		4023.1219p	3
e)	Aggregated information - Volume - Total	3 £120.69
f)	Date of the transaction	2017-04-10
g)	Place of the transaction	London Stock Exchange - XLON

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Keith Weed
2	Reason for the notification
a)	Position/status	Chief Marketing & Communications Officer (a member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	(i) 6 shares (reinvestment of dividend on (freely transferable) shares) (ii) 4 shares (reinvestment of dividend on (freely transferable) shares)
c)	Currency	GBP – British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		(i) 4053.39p	6
		(ii) 4042.50p	4
e)	Aggregated information - Volume - Total	10 £404.90
f)	Date of the transaction	2017-04-12
g)	Place of the transaction	London Stock Exchange - XLON

END

Exhibit 2:

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them
1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Strive Masiyiwa
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	Purchase of shares.
c)	Currency	GBP – British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		4030.98p	1,130
e)	Aggregated information - Volume - Total	1,130 £45,550.07
f)	Date of the transaction	2017-04-25
g)	Place of the transaction	London Stock Exchange - XLON

END

Exhibit 3:

Unilever N.V. and Unilever PLC Announcement

Notification of changes to membership of Board Committees

Rotterdam / London, 26 April 2017: Unilever today announced that if re-elected as Directors at the Unilever N.V. AGM on 26 April 2017 and the Unilever PLC AGM on 27 April 2017 the membership of the Board Committees will be as follows:

Audit Committee:
John Rishton (Chair), Nils Andersen, Judith Hartmann

Compensation Committee:
Ann Fudge (Chair), Marijn Dekkers, Vittorio Colao, Mary Ma

Corporate Responsibility Committee:
Strive Masiyiwa (Chair), Youngme Moon, Feike Sijbesma

Nominating and Corporate Governance Committee:
Feike Sijbesma (Chair), Laura Cha, Marijn Dekkers

ENQUIRIES

Media:		Investors: Investor Relations Team
UK +44207 822 6127	louise.phillips@unilever.com	+44 20 7822 6830	investor.relations@unilever.com
UK +44 7917 271819	treeva.fenwick@unilever.com
NL +31 10 2174844	fleur-van.Bruggen@unilever.com

-ends-

About Unilever

Unilever is one of the world’s leading suppliers of Food, Home Care, Personal Care and Refreshment products with sales in over 190 countries and reaching 2.5 billion consumers a day. It has 169,000 employees and generated sales of €52.7 billion in 2016. Over half (57%) of the company’s footprint is in developing and emerging markets. Unilever has more than 400 brands found in homes around the world, including Persil, Dove, Knorr, Domestos, Hellmann’s, Lipton, Wall’s, PG Tips, Ben & Jerry’s,  Magnum and Lynx.

Unilever’s Sustainable Living Plan commits to:

●
Helping more than a billion people take action to improve their health and well-being by 2020.
●
Halving the environmental impact of our products by 2030.
●
Enhancing the livelihoods of millions of people by 2020.

Unilever was ranked number one in its sector in the 2016 Dow Jones Sustainability Index. In the FTSE4Good Index, it achieved the highest environmental score of 5. It led the list of Global Corporate Sustainability Leaders in the 2016 GlobeScan/SustainAbility annual survey for the sixth year running. Unilever was ranked the most sustainable food and beverage company in Oxfam’s Behind the Brands Scorecard in 2016 for the second year.

For more information about Unilever and its brands, please visit www.unilever.com. For more information on the USLP:  www.unilever.com/sustainable-living/

SAFE HARBOUR
This announcement may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as ‘will’, ‘aim’, ‘expects’, ‘anticipates’, ‘intends’, ‘looks’, ‘believes’, ‘vision’, or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the “Group”). They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; the effect of climate change on Unilever's business; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2016 and the Unilever Annual Report and Accounts 2016.

END

Exhibit 4:

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	John Rishton
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	Purchase of shares.
c)	Currency	GBP – British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		3965.9684p	2,000
e)	Aggregated information - Volume - Total	2,000 £79,319.37
f)	Date of the transaction	2017-04-27
g)	Place of the transaction	London Stock Exchange - XLON

END